Exhibit 99.2

Notice of annual meeting of common shareholders

You’re invited to attend our 2016 annual meeting of common shareholders

When	Four items of business
May 5, 2016	1. Receiving the consolidated financial statements
11 a.m.	and auditors’ report for the year ended
(Eastern time)	December 31, 2015
2. Electing directors
Where	3. Appointing the auditors
Manulife Head Office 200 Bloor Street East Toronto, Canada	4. Having a say on executive pay We’ll consider any other matters that are properly brought before the meeting, but we are not aware of any at this time.

The annual meeting for The Manufacturers Life
Insurance Company will be held at the same time
and place.
Please read the voting section starting on page 9.
Your vote is important.
By order of the board of directors,

Antonella Deo
Vice President and Corporate Secretary
March 9, 2016